Exhibit 99.35

Alamos Gold Announces Filing of NI 43-101 Technical Report for Mulatos

Project

Toronto, Ontario (January 14, 2013) – Alamos Gold Inc. (TSX: AGI) (“Alamos” or the “Company”) announced today that is has filed a National Instrument 43-101 (“NI 43-101”) compliant technical report on its Mulatos project on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (“SEDAR”).

The independent technical report, entitled “Minas de Oro Nacional, S.A. de C.V. – Mulatos Project – Technical Report Update (2012)” dated December 21, 2012 (the “Technical Report”), was prepared by K D Engineering of Tucson, Arizona. The Technical Report was authored by Joseph M. Keane, P.E., Marc Jutras, P. Eng., Kenneth J. Balleweg, P.Geo., B.Sc., M.Sc., Herb Welhener, MMSA-QPM, Mark Odell, P.E., Russell Browne, P.E., Susan Ames, Ph.D., P.Ag., and Dawn H. Garcia, P.G., C.P.G., all Qualified Persons as defined by, and independent of Alamos, for the purposes of NI 43-101 requirements and who have prepared or supervised the preparation of the scientific and technical information contained herein. The Technical Report is available on SEDAR at www.sedar.com and will be available on the Company’s website www.alamosgold.com.

About Alamos

Alamos is an established Canadian-based gold producer that owns and operates the Mulatos Mine in Mexico, and has exploration and development activities in Mexico and Turkey. The Company employs over 600 people in Mexico and Turkey and is committed to the highest standards of environmental management, social responsibility, and health and safety for its employees and neighbouring communities. Alamos has approximately $350 million cash on hand, is debt-free, and unhedged to the price of gold. As of December 31, 2012 Alamos had 120,871,408 common shares outstanding (125,531,708 shares fully diluted), which are traded on the Toronto Stock Exchange under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Jo Mira Clodman

Vice President, Investor Relations

(416) 368-9932 x 401

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. This News Release includes certain “forward-looking statements”. All statements other than statements of historical fact included in this release, including without limitation statements regarding forecast gold production, gold grades, recoveries, waste-to-ore ratios, total cash costs, potential mineralization and reserves, exploration results, and future plans and objectives of Alamos, are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to mining and processing of mined ore, achieving projected recovery rates, anticipated production rates and mine life, operating efficiencies, costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

TRADING SYMBOL: TSX:AGI

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Alamos’ expectations include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold and silver, as well as those factors discussed in the section entitled “Risk Factors” in Alamos’ Annual Information Form. Although Alamos has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

2 | ALAMOS GOLD INC